EXHIBIT 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Year Ended December 31,
	2013		2012		2011		2010		2009
EARNINGS
Income (loss) from continuing operations before income taxes	$291.3		$126.3		$65.6		$(233.3)		$(507.9)
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(4.2)		(2.3)		(3.5)		(1.3)		(0.3)
Fixed charges	165.2		283.1		170.6		172.4		147.6
Earnings (loss)	$452.3		$407.1		$232.7		$(62.2)		$(360.6)
FIXED CHARGES
Interest expense, including debt discount amortization	126.1		164.6		134.9		145.4		119.4
Amortization/writeoff of debt issuance costs	13.7		92.6		15.8		9.3		8.3
Portion of rental expense representative of interest factor (assumed to be 33%)	25.4		25.9		19.9		17.7		19.9
Fixed charges	$165.2		$283.1		$170.6		$172.4		$147.6
RATIO OF EARNINGS TO FIXED CHARGES	2.7	x	1.4	x	1.4	x	—	(1)	—	(1)
AMOUNT OF EARNINGS DEFICIENCY FOR COVERAGE OF FIXED CHARGES	$—		$—		$—		$234.6		$508.2
(1) Less than 1.0x